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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-~~[illegible]~~ 42993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CUMBERLAND BROKERAGE CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
417 N. 8TH STREET
(No. and Street)

PHILA.	**PA**	**19123**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GLENN P. SCHARF **(215) 972-0300**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

1800 JFK BLVD., 20TH FLOOR	**PHILADELPHIA**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section
FEB 1 9 2010
Washington, DC
109

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, GLENN P. SCHARF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUMBERLAND BROKERAGE CORP., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

SECRETARY/TREASURER
Title



COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
EILEEN LONG, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 20, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CUMBERLAND BROKERAGE CORPORATION
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cumberland Brokerage Corporation

We have audited the accompanying statement of financial condition of Cumberland Brokerage Corporation (the "Company") as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cumberland Brokerage Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As more fully discussed in Notes 2, 7, and 8, the Company's December 31, 2008, previously issued financial statements have been restated. The restatement is related to the information presented in Notes 2, 7, and 8 regarding the Company's statutory net capital calculations and compliance therewith, and its certificate of deposit participation program. The restatement did not effect the previously reported net loss or amounts reflected in the previously issued statement of financial condition, and statements of operations, changes in shareholder's equity, and cash flows.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

February 17, 2009, except for Notes 2, 7, and 8
and the supplementary information on pages 12 and 13,
as to which the date is December 31, 2009

CUMBERLAND BROKERAGE CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	83,436
Segregated assets		54,482
Receivables from clearing organizations		58,007
Fees receivable		4,838
Prepaid expenses and other assets		12,930
Property and equipment, net of accumulated depreciation of $43,841		2,426
TOTAL ASSETS	$	216,119

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	23,318
Liability for segregated assets		54,027
Total liabilities		77,345
Commitments and contingencies (Notes 4 and 7)		
Shareholder's equity:		
Preferred stock - $100 par value; 5,000 shares authorized, no shares issued and outstanding		-
Common stock - $1 par value; 10,000 shares authorized, issued and outstanding		10,000
Additional paid-in capital		1,704,630
Accumulated deficit		(1,575,856)
Total shareholder's equity		138,774
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	216,119

See accompanying notes to financial statements.

CUMBERLAND BROKERAGE CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance - January 1, 2008	10,000	$ 10,000	$ 1,868,401	$ (1,399,244)	$ 479,157
Contributions to additional paid in capital	-	-	161,190	-	161,190
Distributions to former owners	-	-	(324,961)	-	(324,961)
Net loss	-	-	-	(176,612)	(176,612)
BALANCE - DECEMBER 31, 2008	10,000	$ 10,000	$ 1,704,630	$ (1,575,856)	$ 138,774

See accompanying notes to financial statements.

CUMBERLAND BROKERAGE CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$ (176,612)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	2,242
Changes in assets and liabilities:	
Restricted customer deposits	(44,604)
Receivables from clearing organizations	8,540
Securities owned	210,281
Fees receivable	(805)
Other assets	(508)
Due to clearing organization	(60,080)
Accounts payable and accrued expenses	(18,236)
Escrow funds	46,122
Net cash used in operating activities	(33,660)
Cash used in investing activities:	
Purchase of property and equipment	(646)
Cash flows from financing activities:	
Cash contributed by shareholders	161,190
Distributions	(51,264)
Net cash provided by financing activities	109,926
Net increase in cash and cash equivalents	75,620
Cash and cash equivalents - beginning	7,816
CASH AND CASH EQUIVALENTS - ENDING	$ 83,436
Supplemental disclosure of non-cash investing and financing activities:	
Marketable securities distributed to former owner at market value	$ 273,697

See accompanying notes to financial statements.

NOTE 1. ORGANIZATION

Cumberland Brokerage Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in 1990 under the laws of the New Jersey.

The Company operates primarily as a securities and bond broker in the Mid-Atlantic region. Additionally, it provides annuity, administrative and advisory services to a diverse clientele.

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

As discussed more fully in Note 7, in June 2009, FINRA completed its most recent periodic regulatory examination of the Company. As a result of that examination, among other things, FINRA found that the Company did not meet the conditions set forth in a certain verbal interpretation of SEC Staff of Division of Market Regulation to NASD dated November 1993 and January 2004. In that regulatory interpretation, it was specifically noted, "In order not to be considered as carrying customer accounts for purposes of Securities Exchange Act ("SEA") Rule 15c3-1 and SEA Rule 15c3-3, a broker-dealer that acts as agent for both the purchaser and seller in effecting transactions in bank certificates of deposit must have these clients sign a written agreement that explicitly acknowledges the clients' understanding that the broker-dealer will have no obligation to the clients for the value of any bank certificates of deposit, any purchase price, or failure of any party with whom a transaction has been arranged to complete the transaction in accordance with its terms. The certificate of deposit must be issued by the bank in the name of the customer." As noted by FINRA in its June 10, 2009 report to the Company: "The firm [Cumberland Brokerage Corporation] did not meet the conditions set forth in this interpretation because the certificates of deposit were issued in the name of the bank escrow agent, not in the name of each customer. Certificates of deposit were issued in the name of the bank escrow agent, not in the name of each customer. Consequently, the firm should have reported minimum net capital as $250,000, rather than $100,000 as originally reported." Further, FINRA instructed the Company to revise its net capital calculations as of December 31, 2008, to be consistent with the regulatory requirements necessitated by the Company's CD participation program.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company receives commission income in accordance with the terms of agreements with its clearing agents and insurance companies. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions on the sale of annuities are recorded when the entire annuity process is complete, as required by the insurance company, and commissions earned are wired to the Company, net of expenses.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Principal transactions are recorded on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit, money market accounts, and certificates of deposit with maturities of three months or less when purchased.

Property and Equipment

Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes

The Company, with the consent of its shareholders, has elected to be taxed as an S corporation for federal and state income tax purposes. As such, the Company's taxable income or loss is allocated to its shareholders in accordance with their respective percentage ownership, and the Company is not subject to federal and state corporate taxes. Accordingly, no provision had been made for federal or state income taxes in the accompanying financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As provided by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements, and the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 4. OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISKS

The securities transactions of the Company's customers are introduced on a fully-disclosed basis with its clearing agent. The clearing agent carries all of the securities accounts of the customers of the Company and is responsible for execution, settlement, and financing of various customer securities transactions.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Further, the Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing agents.

The Company maintains its cash in bank deposit accounts at the same bank that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2008:

Furniture and fixtures	$	3,500
Property and equipment		9,818
Computer equipment		29,361
Computer software		3,588
		46,267
Less: accumulated depreciation		(43,841)
Property and equipment, net	$	2,426

Depreciation expense for the year ended December 31, 2008, amounted to $2,242.

NOTE 6. TRANSACTIONS WITH CLEARING AGENTS

The Company has a clearing agreement with a clearing agent for the primary purpose of clearing its customers' securities transactions on a fully-disclosed basis. The clearing agent reflects all such transactions on its books and records them in accounts it carries in the names of such customers.

In addition, the agreement also requires the Company to maintain a minimum clearing deposit of $50,000.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company's net capital deficiency was approximately ($1,148,000), which was less than the Company's minimum net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was (1.22) to 1 at December 31, 2008.

The Company had been reporting its statutory minimum net capital as $100,000 until June 2009. At that time FINRA completed a regulatory examination that had been in process and informed the Company that based on its business practices in the Certificate of Deposit Participation Program (the "CD participation program") (Note 8), that its minimum net capital should have been reported to FINRA as $250,000 at December 31, 2008, and not $100,000 as originally reported. FINRA also informed the Company that under its various interpretations, the CD participation program necessitates a charge to the Company's statutory net capital to the extent that customer assets are held by the bank that serves as the escrow agent for the certificates of deposit. Although management believes that the Company's past practices with respect to the its calculation of statutory net capital were in compliance with existing regulatory requirements, FINRA's findings clarified the interpretation and necessitated the changes in the statutory net capital calculations reported herein. The Company has since discontinued the CD participation program.

During August 2009, the Company executed a new membership agreement with FINRA. The new membership agreement with FINRA reflects changes in business operations that the Company has undertaken. Thus, commencing with the regulatory reporting period beginning on or about September 1, 2009, the Company's statutory minimum net capital is $25,000. At September 30, 2009, the unaudited net capital exceeded the minimum net capital of $25,000 amount by approximately $73,000.

NOTE 8. CERTIFICATE OF DEPOSIT PARTICIPATION PROGRAM

Pursuant to the Company's CD participation program, customer funds were combined to purchase jumbo certificates of deposit through various banks. The Company established a special escrow account with a financial institution ("escrow agent") for the benefit of the CD participation program and its customers. The Company disclosed to its clients that the financial institution had custody of their assets in the Program. At December 31, 2008, the sum of the certificates of deposit held by the financial institution as agent on behalf of the CD participation program and the Company's clients amounted to $1,017,988.

At December 31, 2008, investments in certificates of deposit consisted of various certificates of deposits issued by a number of banks, each certificate of deposit with less than one year to maturity. The escrow agent held certificates of deposit issued by one bank that amounted to 54% of the total certificates of deposit held. At December 31, 2008, interest rates on the certificates of deposit ranged from 3.2% to 4.0% per annum.

Certificates of deposits in which customers participate are not reflected in the statement of financial condition.

NOTE 8. CERTIFICATE OF DEPOSIT PARTICIPATION PROGRAM (CONTINUED)

During 2009, management of the Company discontinued the CD participation program.

NOTE 9. CASH AND CASH EQUIVALENTS AND RESTRICTED CUSTOMER DEPOSITS

Restricted customer funds deposited overnight with the Company for subsequent investment in the money market programs are reported separately in the accompanying statement of financial condition. As of December 31, 2008, the Company had recorded an offsetting liability of $40,255 for customer funds held in the Company's wire account.

In addition, customer funds held for investment in the Company's CD participation program are held in separate accounts and reported separately in the accompanying statement of financial condition. Such funds represent: (1) restricted customer funds transmitted to the Company for subsequent investment in the CD participation program; (2) interest received and due to customers on jumbo CDs associated with the CD participation program; and (3) excess interest and administrative fees earned by the Company on the money market account associated with the CD participation program. As of December 31, 2008, the Company had recorded an offsetting liability of $14,127 for customer funds held in a segregated account.

NOTE 10. CHANGE IN OWNERSHIP OF THE CORPORATION

In August 2008, following the death of the then majority shareholder, ownership of all of the issued and outstanding capital stock was transferred to a new owner (an existing officer of the Company) pursuant to the terms of a stock purchase agreement. In connection with that agreement, the issued and outstanding shares of common stock have been pledged by the shareholder as security in connection with a note payable executed by him in favor of the former owners of the Company.

SUPPLEMENTARY INFORMATION

CUMBERLAND BROKERAGE CORPORATION
COMPUTATION OF NET CAPITAL DEFICIENCY UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL

Shareholders' equity	$ 138,774
Less: non-allowable assets:	
Receivable from clearing organization	2,464
Fees receivable	4,838
Prepaid expenses and other assets	12,930
Property and equipment, net	2,426
Adjustment to non-allowable assets for commissions payable to registered representatives who defer compensation until collected by the Company	(4,628)
Net non-allowable assets	18,030
Subtotal	120,744
Adjustment for customer assets held in escrow at a bank	1,017,988
Net capital deficiency before haircuts	(897,244)
Less: haircuts	
Cash in money market accounts	1,023
Net capital deficiency	(898,267)
Minimum net capital requirement	250,000
EXCESS OF MINIMUM NET CAPITAL OVER NET CAPITAL DEFICIENCY	$ (1,148,267)

MINIMUM NET CAPITAL

Liabilities reported on the statement of financial condition	$ 77,345
Adjustment for the Company's responsibility to segregate customer assets pursuant to SEC Rule 15c3-3	1,017,988
Aggregate indebtedness	$ 1,095,333
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$ 73,022
Statutory minimum	$ 250,000
The greater of the statutory minimum or 6-2/3% of aggregate indebtedness	$ 250,000
Ratio: aggregate indebtedness to net capital deficiency	(1.22) to 1

RECONCILIATION OF NET CAPITAL

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 120,520
Audit adjustments:	
Adjustment for customer assets held in escrow at a bank	(1,017,988)
Other	943
Adjustment to haircut	88
Audit adjustments to correct accounts payable and accrued expenses	(1,830)
NET CAPITAL DEFICIENCY	$ (898,267)

See independent auditors' report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

A review by FINRA of the Company's CD participation program showed that the Company did not comply with paragraph (k)(2)(i) of the rule because all customer CDs were issued in the name of a bank escrow agent, not in the name of each customer. Consequently, during the period of review, including December 31, 2008, the Company was considered to be carrying customer accounts.

Further, Company's financial books and records showed that the Company did not comply with paragraph (e) of the rule in the following areas:

i. The Company failed to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers, in accordance with paragraph (1) of the rule. The Company was required to maintain this account because the Company was considered to be carrying customer accounts with regard to its CD participation program.

ii. The Company failed to prepare a required weekly reserve formula computation, in accordance with paragraph (3) of the rule. The Company did not perform a reserve computation.

At December 31, 2008, there were 8 certificates of deposit, amounting to $1,017,988 that would have served as the primary factor in the computation pursuant to SEC Rule 15c3-3, Exhibit A.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Cumberland Brokerage Corporation

In planning and performing our audit of the financial statements of Cumberland Brokerage Corporation (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citroncooperman.com

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following deficiencies in internal control or control activities for safeguarding securities that we considered material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Cumberland Brokerage Corporation as of and for the year ended December 31, 2008, and this report does not affect our report thereon on dated February 17, 2009, except for Notes 2, 7, and 8 and the supplementary information on pages 12 and 13, as to which the date is December 31, 2009.

Certificate of Deposit Program:

During the course of a regulatory examination conducted by Financial Industry Regulatory Authority, Inc. ("FINRA") and concluded in 2009, this finding was made:

The Company did not meet the conditions set forth in verbal interpretation of SEC Staff of Division of Market Regulation to NASD dated November 1993 and January 2004. Certificates of deposit were issued in the name of the bank escrow agent, not in the name of each customer. Consequently, the firm should have reported minimum net capital as $250,000.

Further, the Company failed to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers. The Company was required to maintain this account because it was considered to be carrying customer accounts with regard to its CD participation program. The Company failed to prepare a required weekly reserve formula computation. In addition, the Written Supervisory Procedures did not require quarterly securities counts or other procedures and the recordation of differences.

Management of the Company has represented that it has discontinued the Certificate of Deposit Program.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

This report supersedes and replaces our previous report prepared in connection with our audit of the Company's 2008 financial statements on the Company's internal control dated February 17, 2009.



CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2009